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NEWS RELEASE

Alderon Announces Closing of $40 Million Strategic Investment

January 16, 2012	(TSX: ADV) (OTCQX: ALDFF)

Alderon Iron Ore Corp. (TSX: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce that it has closed a C$40 million strategic investment from Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Group. LMM purchased 14,981,273 common shares (the “Purchased Shares”) of Alderon on a private placement basis for an aggregate purchase price of approximately C$40 million at a price per Purchased Share of $2.67 (the “Placement”). The purchase price was based on the volume weighted average price of Alderon’s shares on the Toronto Stock Exchange for the twenty trading days ended January 11, 2012.

Pursuant to the terms of the subscription agreement between LMM and Alderon, LMM has nominated Christopher Noel Dunn to be appointed to the Alderon board of directors.  Mr. Dunn is Managing Director of LMM. He has spent most of his career working in investment banking, primarily with Goldman Sachs, managing a capital underwriting business in London. In later years, he worked with Bear Stearns and JP Morgan as a leader of their respective investment banking practices in mining and metals. Mr. Dunn is a non-executive director of Pan American Silver Corp. and Pretium Resources Inc.

“We are very pleased that Liberty Metals & Mining has chosen to make such a sizable investment in Alderon at this crucial juncture in the development of our Kami project,” stated Mark Morabito, Executive Chairman of Alderon. “This investment should fully finance our Kami project through the completion of the 2012 winter drilling program and Feasibility Study expected in Q3 2012. I would also like to welcome Noel Dunn to the Alderon board. Noel will bring significant experience in equity and debt financing and is a great addition to the Alderon board.”

Under the terms of the subscription agreement, LMM has a pre-emptive right to participate in future equity financings of Alderon. In the event that LMM desires to sell any of its Purchased Shares, Alderon will hold the right to identify a purchaser or purchasers to whom such Purchased Shares shall be sold.

Alderon intends to use the net proceeds of the Placement primarily to fund the drilling program and feasibility study for Alderon’s main asset, the Kami iron ore project, to secure long-lead equipment and for general and administrative expenses.

The Purchased Shares described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom.  This press release does not constitute an offer to sell or a solicitation of an offer to buy any of Alderon’s securities in the United States.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.

On behalf of the Board

“Mark J Morabito”

Executive Chairman

Vancouver Office	Toronto Office	Montreal Office	St. John’s Office
T: 604-681-8030	T: 416-309-2138	T: 514-281-9434	T: 709-576-5607
F: 604-681-8039	F: 416-861-8165	F: 514-281-5048	F: 709-576-7541
E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:

Konstantine Tsakumis

1-866-683-8030 ext. 232

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about, Alderon’s funding requirements, the completion of the Feasibility Study, the use of proceeds from the Placement and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; market conditions; fluctuations in commodity prices; title matters; inability to access railway transportation, sources of power and port facilities; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010 or other reports and filings with the Toronto Stock Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.